Exhibit 99.1

Origin Agritech Limited Named to Forbes Asia ``Best under a Billion'' List

    BEIJING--(BUSINESS WIRE)--Oct. 10, 2007--Origin Agritech Limited (NASDAQ: SEED) ("Origin") today announced that it was selected by the editors of Forbes Asia magazine as one of Asia's 200 "Best Under a Billion" companies. The annual "Best Under A Billion" list draws from over 22,500 publicly listed companies in Asia and the Pacific. These listed companies, each with less than $1 billion in sales over the past year, are screened for consistent profitability and growth over the past three years. The list is available in the October 1, 2007 issue of Forbes Asia, as well as at www.forbes.com/BUB.

    "We are honored to be recognized as one of the top emerging companies in the booming Asia-Pacific region," stated Dr. Gengchen Han, Chairman and CEO of Origin Agritech. "Origin has grown significantly since its founding in 1997 by developing and leveraging a vertically-integrated business platform that includes one of the most robust hybrid seed portfolios and pipelines in China. Our proprietary products are combined with the country's largest production capacity, national distribution, and a solid financial position. We are focused on the continued execution of our strategic growth plan and are positioned to serve the needs of farmers throughout China and parts of southeast Asia."

    About Origin

    Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently on the market.

    Forward Looking Statements

    This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

    CONTACT: Origin Agritech Limited
             Jeff Wang, 0086-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 760-918-1781
             Vice President, Finance
             Or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608